Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges for EPL Intermediate, Inc.
(Amounts in thousands)

	2004	2005	2006	2007	2008 (a)	2009 (a)

Fixed Charges:

Interest expense	$18,025	$42,111	$28,813	$29,167	$26,003	$32,590
Capitalized interest	95	190	166	252	205	35
Interest portion of rent expense	799	815	965	1,107	1,266	1,377
Total Fixed Charges	$18,919	$43,116	$29,944	$30,526	$27,474	$34,002

Earnings:

Pretax income	$1,343	$(19,825)	$1,709	$(941)	$(51,531)	$(36,632)

Add fixed charges	18,919	43,116	29,944	30,526	27,474	34,002

Subtract capitalized interest	(95)	(190)	(166)	(252)	(205)	(35)

Total Earnings	$20,167	$23,101	$31,487	$29,333	$(24,262)	$(2,665)

Ratio of Earnings to Fixed Charges	1.1	0.5	1.1	1.0	-0.9	-0.1

(a) Earnings were insufficient to cover fixed charges by approximately $51.7 million in 2008 and $36.7 million in 2009.